                                                                  Exhibit (d)(5)


                           COMPAQ COMPUTER CORPORATION

April 26, 2001

Raul Fernandez
c/o Proxicom, Inc.
11600 Sunrise Valley Drive
Reston, VA 20191

Dear Raul,

As an inducement for our execution of the Agreement and Plan of Merger among Proxicom, Inc., Compaq Computer Corporation and a subsidiary of Compaq (as may be amended, the "MERGER AGREEMENT", and the transactions contemplated thereunder, the "ACQUISITION"), you agree to contribute $ 14,475,000 toward the following lock-up arrangement:

Stock. Immediately after the completion of the Acquisition, you will purchase shares of Compaq common stock with $7,237,500 (such purchased shares, the "PURCHASED SHARES") on the open market during the 10-day trading period beginning on the day after the completion of the Acquisition. If you receive physical certificates representing the Purchased Shares, then you will execute a stock power relating to these Purchased Shares and will permit Compaq to hold these Purchased Shares, together with the executed stock power, on your behalf. Any certificates representing these Purchased Shares, or any substitutions therefor, will bear a legend substantially to the following effect:

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE OFFERED, PLEDGED, SOLD, LENT OR OTHERWISE TRANSFERRED OR DISPOSED OF IN ACCORDANCE WITH THE TERMS OF A LETTER DATED APRIL ___, 2001 BETWEEN RAUL FERNANDEZ AND COMPAQ COMPUTER CORPORATION, A COPY OF WHICH LETTER IS ON FILE AT THE PRINCIPAL OFFICERS OF COMPAQ COMPUTER CORPORATION."

In addition to any restrictions that may be applicable to you under federal or state laws or Compaq's insider trading policy, for 12 months after the completion of the Acquisition (the "STOCK LOCK-UP PERIOD"), you will not:

(x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Purchased Shares; or

(y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of your Purchased Shares, whether any such transaction described in clause (x) or (y) above is to be settled by delivery of your Purchased Shares or such other securities, in cash or otherwise. At the end of the Stock Lock-Up Period, the Purchased Shares, together with any executed stock power, will be released to you, and any legend as required above will be removed.

Notwithstanding this lock-up, you will have all of the rights of a stockholder, including the right to vote the Purchased Shares and the right to receive dividends on the Purchased Shares. Any dividends paid on the Purchased Shares will be automatically reinvested in additional shares of Compaq common stock, which will be subject to the same terms as applied to the Purchased Shares.

Cash. At the completion of the Acquisition, you will deposit $7,237,500 in escrow pursuant to an escrow agreement, the form of which is attached as Exhibit A to this letter.

If you remain employed by Compaq (or Proxicom) for 18 months after the completion of the Acquisition (the "CASH LOCK-UP PERIOD"), then the escrowed cash (including any interests and profits earned on the escrowed cash not previously distributed to you) will be released to you. If you voluntarily quit your employment with Compaq (or Proxicom) (other than for "good reason", as defined below in the next paragraph) or your employment with Compaq (or Proxicom) is terminated for "cause", as defined below in the next paragraph, in either case during the Cash Lock-Up Period, then you will forfeit the escrowed cash (including any interests and profits earned on the escrowed cash not previously distributed to you) without any consideration. If, at any time during the Cash Lock-Up Period, you die or become disabled (i.e., you become entitled to long-term disability benefits in accordance with Compaq's long-term disability plan, as it may be in effect from time to time), or your employment with Compaq (or Proxicom) is terminated without "cause" or you terminate your employment for "good reason", then the escrowed cash (including any interests and profits earned on the escrowed cash not previously distributed to you) will be released to you.

For purposes of this letter, "cause" will mean (1) conviction of a felony, (2) conviction of a misdemeanor involving moral turpitude, (3) engagement in conduct that is injurious (monetarily or otherwise) to Compaq (or Proxicom) or any of its affiliates (including, without limitation, misuse of Compaq's (or Proxicom's) or an affiliate's funds or other property), (4) engagement in business activities that are in conflict with the business interests of Compaq (or Proxicom), (5) engagement in conduct that is in violation of Compaq's (or Proxicom's) safety rules or standards or which otherwise may cause or causes injury to another employee or any other person, (6) breach of an agreement with Compaq (or Proxicom), (7) engagement in conduct that is in violation of Compaq's Code of Conduct or other corporate policies or (8) engagement in conduct that violates any other material policy, rule or standard of Compaq (or Proxicom), and "good reason" will mean: (1) a relocation of your position to a job site over 50 miles from your current employment position or (2) a lowering of your job position with Compaq (or Proxicom) such that your new job position does not include the title of "Vice President".

You will be responsible for paying any taxes for which you become liable as a result of any dividends paid on the Purchased Shares or any interests and profits earned on the escrowed cash.

If the Acquisition is not completed, then this letter will automatically terminate and will have no further force or effect.

Sincerely,


COMPAQ COMPUTER CORPORATION


/s/ Jeff Lynn
-------------------------------------
Name:  Jeff Lynn
Title: Vice President and General
       Manager, Professional Services

                                     ACCEPTED: /s/ Raul Fernandez
                                               ---------------------------------
                                               Raul Fernandez